Exhibit 99.5

MAVERIX ANNOUNCES THIRD QUARTER 2021 RESULTS;

INCREASES GUIDANCE AND DECLARES QUARTERLY DIVIDEND

All amounts are in U.S. dollars unless otherwise indicated.

November 16, 2021, Vancouver, British Columbia – Maverix Metals Inc. (“Maverix” or the “Company”) (NYSE American & TSX: MMX) is pleased to announce operating and financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Highlights

•	Revenue of $13.7 million;

•	Gold equivalent ounces (“GEOs”) sold of 7,671[1];

•	Average cash cost per GEO of $164, resulting in a cash operating margin of 91% or $1,616 per GEO[1];

•	Cash flow from operating activities, excluding changes in non-cash working capital, of $9.7 million[1];

•	Net income of $2.8 million, or $0.02 per share;
•	Adjusted net income of $4.7 million, or $0.03 per share;

•	Acquired a gold stream for $50 million and entered into a long-term strategic partnership with Auramet; and

•	Increased credit facility to $160 million.

Subsequent to Quarter End Highlights

•	Increased and expanded the Company’s royalty interest at the Omolon mine operated by Polymetal for $23.5 million.

Dan O’Flaherty, CEO of Maverix, commented, “Maverix had another active quarter, highlighted by the acquisition of a gold stream from Auramet that immediately increased cash flow and attributable GEOs. Maverix now has 122 royalties and streams with a focus on gold and with a good balance between current cash generation and long-term optionality. Several of the assets in our portfolio disclosed positive developments during the quarter and we look forward to significant organic growth from the strong portfolio we have built. We are also pleased to increase our guidance to approximately 31,000 attributable GEOs1 for 2021, which would be another record year for Maverix.”

Summary of Quarterly Results

Quarter Ended (in thousands of USD, except for GEOs and per share amounts)	September 30, 2021	September 30, 2020
Statement of Income and Comprehensive Income
Royalty revenue	$7,983	$8,689
Sales	$5,675	$6,162
Total revenue	$13,658	$14,851
Cash flow from operating activities	$9,278	$13,792
Net income	$2,829	$14,437
Basic earnings per share	$0.02	$0.11
Diluted earnings per share	$0.02	$0.11
Dividends declared per share	$0.0125	$0.01

Non-IFRS and Other Measures[1]
Adjusted net income	$4,709	$5,336
Adjusted basic earnings per share	$0.03	$0.04
GEOs sold	7,671	7,797
Average realized gold price per GEO	$1,780	$1,905
Average cash cost per GEO	$164	$195
Cash flow from operating activities, excluding changes in non-cash working capital	$9,682	$10,841

For complete details please refer to the Condensed Consolidated Interim Financial Statements and associated Management Discussion and Analysis for the quarter ended September 30, 2021, available on SEDAR (www.sedar.com), EDGAR (www.sec.gov) or on Maverix’s website (www.maverixmetals.com).

To listen to Maverix’s President, Ryan McIntyre, discuss the Q3 results please use this link: Maverix Q3 2021 Results

Increased 2021 Outlook

Maverix is pleased to report that it expects to exceed the upper end of its previously announced outlook of 27,000 to 30,000 attributable GEOs1, with a new forecast of approximately 31,000 attributable GEOs1 for 2021. This will mark the fifth consecutive year of record attributable GEOs for the Company.

Asset Portfolio Updates

Auramet Gold Stream

On September 27, 2021, the Company entered into an agreement with Auramet Capital Partners, L.P., an affiliate of Auramet International LLC (“Auramet”), to acquire a gold stream and enter a long-term strategic partnership.

Maverix made a cash payment of $50 million to acquire a gold stream that will deliver 5,000 ounces of gold to Maverix per year. The gold stream shall be delivered quarterly and Maverix will make ongoing cash payments equal to 16% of the spot gold price for each gold ounce delivered. After a total of 50,000 ounces of gold have been delivered to the stream, Auramet shall have the option to terminate the stream for a cash payment of $5 million less certain cash flows related to the stream.

In addition to the gold stream, Maverix will be entitled to receive an amount in gold that is equivalent to all dividends distributed by Auramet on 2% of its shares outstanding, which is done semi-annually.

For more information, please refer to the Company’s website and see the news release dated September 27, 2021.

Omolon (2.5% GRR)

On October 18, 2021, the Company increased and expanded its royalty interest at the Omolon gold mine operated by Polymetal International plc (“Polymetal”). Maverix made a cash payment of $23.5 million to increase its effective interest to a 2.5% gross revenue royalty and expand the royalty coverage to include all 13 licenses that currently comprise the Omolon hub and potentially an additional three that are in the application phase. Prior to this transaction, Maverix’s 2% gross revenue royalty covered two licenses (Tsokol Kubaka and Birkachan). This transaction is expected to increase Omolon’s annual contribution to Maverix’s attributable gold equivalent ounces from approximately 2,000 ounces to approximately 5,000 ounces.

Upon sales of one million gold equivalent ounces at Omolon, post completion of the transaction, the effective interest will decrease from 2.5% to 2.0%, and upon sales of 1.2 million gold equivalent ounces, Maverix will make an additional $1.5 million cash payment.

For more information, please refer to the Company’s website and see the news release dated October 18, 2021.

Camino Rojo (2% NSR)

On November 15, 2021, Orla Mining Ltd. announced that construction of its Camino Rojo project was 96% complete as of October 31, 2021. Mining operations commenced during the third quarter, including drilling, blasting, and hauling of ore and waste.

Leaching activities are expected to begin in mid-November 2021 with first gold production expected by late 2021.

For more information, please refer to orlamining.com and see the news release dated November 15, 2021.

Beta Hunt (4.75% Gold Royalty and 1.5% Nickel NSR)

On September 8, 2021, Karora Resources Inc. (“Karora”) announced a major extension of the Larkin Zone at Beta Hunt to over 1,000 metres of strike. The initial phase of drilling at Larkin was completed in July 2021 and the maiden resource for the Larkin Zone will be included in Karora's 2021 consolidated mineral resource update expected in early 2022.

For more information, please refer to karoraresources.com and see the news release dated September 8, 2021.

Mother Lode (1% – 2% NSR)

On September 13, 2021, Corvus Gold Inc. (“Corvus”) announced that it entered into a definitive agreement to be acquired by AngloGold Ashanti Limited (“AngloGold”) at an implied equity value of approximately $450 million. The transaction consolidates a large land package in the Beatty district of Nevada, which includes AngloGold’s Silicon project and Corvus’ Mother Lode project. Further details on AngloGold’s integrated development plan for the Beatty district will be communicated during 2022.

For more information, please refer to corvusgold.com and see the news release dated September 13, 2021.

Hope Bay (1% NSR)

On November 2, 2021, Agnico Eagle Mines Limited (“Agnico Eagle”) provided an exploration update at Hope Bay. In 2021, Agnico Eagle is carrying out delineation, conversion and exploration drilling programs at the Hope Bay property using three rigs from underground and four rigs at surface. During the third quarter of 2021, 135 drill holes totaling 28,302 metres were completed at the Doris and Madrid deposits, and year to date a total of 71,453 metres have been completed compared to a budget of 69,600 metres. Based on drilling to date at Doris, Agnico Eagle believes there is good potential to extend the deposit along strike to the north and to add to the mineral resources at Doris beneath the diabase dike with continued drilling on the BTD Extension, BTD Connector/West Valley and BTD Central zones.

For more information, please refer to agnicoeagle.com and see the news release dated November 2, 2021.

Koné (2% NSR)

On August 19, 2021, Montage Gold Corp. announced an updated mineral resource at Koné including a maiden indicated mineral resource of 225 million tonnes at 0.59 grams per tonne (“g/t”) gold containing 4.27 million ounces of gold and an inferred resource of 22 million tonnes at 0.45 g/t gold containing 0.32 million ounces of gold. The feasibility study is expected to be completed in Q1 2022.

For more information, please refer to montagegoldcorp.com and see the news release dated August 19, 2021 and the October 2021 corporate presentation.

Moss (100% Silver Stream)

On October 21, 2021, Elevation Gold Mining Corporation (“Elevation”) announced an updated mineral reserve and resource estimate including a 36% increase in measured and indicated resources. The updated proven and probable mineral reserves consist of 12.7 million tonnes with grades of 0.45 g/t gold and 5.4 g/t silver containing 184,500 ounces of gold and 2.2 million ounces of silver. Measured and indicated mineral resources of 38.8 million tonnes with grades of 0.39 g/t gold and 4.6 g/t silver, containing 490,200 ounces of gold and 5.75 million ounces of silver and inferred mineral resources of 6.6 million tonnes with grades of 0.35 g/t gold and 4.5 g/t silver containing 73,800 ounces of gold and 940,000 ounces of silver.

For more information, please refer to elevationgold.com and see the news release dated October 21, 2021.

Dividend

The quarterly cash dividend of $0.0125 per common share will be paid on or about December 15, 2021 to shareholders of record as of the close of business on November 30, 2021.

This dividend is designated as an “eligible dividend” for the purposes of the Income Tax Act (Canada). Dividends paid by Maverix to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes. The declaration, timing, amount and payment of future dividends remains at the discretion of Maverix’s Board of Directors.

1 Maverix has included certain performance measures in this news release that do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) including adjusted net income, total GEOs sold, average realized gold price per GEO, average cash cost per GEO, cash operating margin and cash flow from operating activities, excluding changes in non-cash working capital. Adjusted net income is calculated by excluding the effects of the non-cash cost of sales related to the Auramet gold stream, non-cash change in fair value of the Auramet gold stream, other income/expenses, impairment charges, gains/(losses) on sale or amendments of royalty and streams and unusual non-recurring items. The Company believes that adjusted net income is a useful measure of the Company’s performance because it adjusts for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. The Company’s royalty revenue and silver sales are converted to a GEO basis by dividing the royalty revenue and silver sales for a period by the average gold price based on the LBMA Gold Price PM Fix per ounce for the same respective period. These GEOs when combined with the gold ounces sold from the Company’s gold streams equal total GEOs sold. Average realized gold price per GEO is calculated by dividing the total revenue by the GEOs sold. Average cash cost per GEO is calculated by dividing the total cost of sales, less depletion less non-cash cost of sales of the Auramet gold stream, by the GEOs sold. In the precious metals mining industry, these are common performance measures but do not have any standardized meaning. Cash operating margin is calculated by subtracting the average cash cost per GEO sold from the average realized gold price per GEO sold. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metal royalty and streaming sector who present results on a similar basis. The Company has also used the non-IFRS measure of operating cash flows excluding changes in non-cash working capital. This measure is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently. The 2021 forecast herein assumes a gold price of $1,700 per ounce and a silver price of $21 per ounce. The forecast was derived using information that is available in the public domain as at the date hereof, which included guidance and estimates prepared and issued by management of the operators of the mining operations in which Maverix holds an interest. The forecast is sensitive to the performance and operating status of the underlying mines. None of the information has been independently verified by Maverix and may be subject to uncertainty. There can be no assurance that such information is complete or accurate. Maverix’s business, operations, financial condition, and financial outlook could be materially adversely affected by the continued impact of the COVID-19 global health pandemic. At this time, Maverix cannot reasonably estimate the duration of any potential business disruptions, impact to underlying operations that Maverix holds an interest in or any related financial impact that is related to or caused by COVID-19.

Qualified Person

Brendan Pidcock, P.Eng., is Vice President, Technical Services for Maverix, and a qualified person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this news release.

About Maverix

Maverix is a gold-focused royalty and streaming company with a globally diversified portfolio of over 100 assets. Maverix’s mission is to increase per share value by acquiring precious metals royalties and streams. Its shares trade on both the NYSE American and the TSX under the symbol “MMX”.

For further information, please contact:

Maverix Metals Inc.

Valerie Burns, Manager of Investor Relations

(604) 343-6225

Email:             info@maverixmetals.com

Website:        www.maverixmetals.com

Cautionary statements to U.S. investors

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Maverix has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of US securities laws. The terms “mineral resource” and “inferred mineral resource” used in this press release or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council. While the terms “mineral resource”, and “inferred mineral resource” are recognized and required by Canadian securities laws, they are not recognized by SEC Industry Guide 7 and normally are not permitted to be used in reports filed with the SEC. The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934 (the “SEC Modernization Rules”). Under the SEC Modernization Rules, the SEC will permit issuers to disclose estimates of mineral resources if certain conditions are met. Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, the Company is not required to present disclosure regarding its mineral properties in compliance with the SEC Modernization Rules. Accordingly, certain information contained in this press release concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, statements with respect to the Company’s annual guidance, the payment of the declared dividend, and developments at certain of the mines, projects or properties that underlie the Company’s interests. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on Maverix’s business, operations and financial condition, loss of key employees, as well as those risk factors discussed in the section entitled “Risk Factors” in Maverix’s annual information form dated March 23, 2021 available at www.sedar.com. Maverix has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available.

Technical and third-party information

The disclosure herein and relating to properties and operations on the properties in which Maverix holds royalty, stream or other interests is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by Maverix. Specifically, as a royalty or stream holder, Maverix has limited, if any, access to properties included in its asset portfolio. Additionally, Maverix may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public. Maverix is dependent on, (i) the operators of the properties and their qualified persons to provide information to Maverix, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Maverix holds royalty, stream or other interests, and generally has limited or no ability to independently verify such information. Although Maverix does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Maverix's royalty, stream or other interest. Maverix's royalty, stream or other interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources, and production of a property.